EXHIBIT (a)(1)(B)
FIRST SUPPLEMENT TO
NOTICE OF FUNDAMENTAL CHANGE AND OFFER TO PURCHASE
Washington Mutual, Inc. and New American Capital, Inc. (as Successor to Providian Financial Corporation)
Offer to Purchase for Cash Any and All of the Outstanding
2 3/4% Convertible Cash to Accreting Senior Notes due March 15, 2016
(CUSIP No. 74406AAD4)
The Offer will expire at 12:00 midnight, Eastern time, on November 2, 2005 unless extended or earlier terminated pursuant to a requirement of applicable law (such time and date, as the same may be extended, referred to as the “expiration time”). Holders must tender their Notes in the manner described below on or prior to the expiration time to receive the purchase price. Notes tendered in the Offer may be withdrawn at any time prior to the expiration time.
      The date of this First Supplement to the Offer to Purchase is October 14, 2005.

      Washington Mutual, Inc. (“Washington Mutual”) and New American Capital, Inc. (the “Company”) hereby amend and supplement the Company’s offer to purchase (the “Offer”) any and all of its outstanding 2 3/4% Convertible Cash to Accreting Senior Notes due March 15, 2016 upon the terms and conditions set forth in the Notice of Fundamental Change and Offer to Purchase dated October 5, 2005 (the “Offer to Purchase”).
      The terms and conditions of the Offer set forth in the Offer to Purchase, including information incorporated by reference therein, remain applicable in all respects to the Offer, and this First Supplement should be read in conjunction therewith.
SELECTED HISTORICAL DATA OF WASHINGTON MUTUAL
      The section of the Offer to Purchase entitled “Selected Historical Data of Washington Mutual” is hereby amended and supplemented to include the following information:
RATIO OF EARNINGS TO FIXED CHARGES
      The following table sets forth Washington Mutual’s ratio of earnings to fixed charges for each of the periods indicated.

Six Months Ended		Year Ended December 31,

June 30,	June 30,
2005	2004	2004	2003	2002	2001	2000

1.83x	1.89x	1.90x	2.29x	2.03x	1.60x	1.30x
      For purposes of this ratio, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest expense on borrowings and deposits, and the estimated interest portion of rent expense.
The Offer to Purchase, the documents and reports incorporated by reference therein and this First Supplement contain important information which should be read carefully before any decision is made with respect to the Offer.

October 14, 2005	NEW AMERICAN CAPITAL, INC.
WASHINGTON MUTUAL, INC.